UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

Cango Inc.
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

137586103**
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP number applies to Cango Inc.’s American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137586103	SCHEDULE 13G	Page 2 of 13

1	NAME OF REPORTING PERSON DiDi Global Inc. (“DiDi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,740,480 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,740,480 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,740,480
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.27% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 4,740,480 Class A ordinary shares of Cango Inc. (the “Issuer”) held of record by Links Advance Holdings Limited, the sole shareholder of which (Cheering Venture Global Limited) is directly wholly owned by DiDi Global Inc., formerly known as Xiaoju Kuaizhi Inc.
(2)	Represents the quotient obtained by dividing the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by 144,857,131, being the total number of the Class A ordinary shares of the Issuer, reported by the Issuer in a current report on Form 20-F furnished to the Securities and Exchange Commission (“Commission”) on April 26, 2024.

As shown from the percentage of class, DiDi has ceased to be the beneficial owner of more than five percent of the referenced class of securities.

CUSIP No. 137586103	SCHEDULE 13G	Page 3 of 13

1	NAME OF REPORTING PERSON Cheering Venture Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,740,480 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,740,480 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,740,480
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.27% (3)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 4,740,480 Class A ordinary shares held of record by Links Advance Holdings Limited, of which Cheering Venture Global Limited is the sole shareholder.
(2)	Represents the quotient obtained by dividing the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by 144,857,131, being the total number of the Class A ordinary shares of the Issuer, reported by the Issuer in a current report on Form 20-F furnished to the Securities and Exchange Commission (“Commission”) on April 26, 2024.

As shown from the percentage of class, Cheering Venture Global Limited has ceased to be the beneficial owner of more than five percent of the referenced class of securities.

CUSIP No. 137586103	SCHEDULE 13G	Page 4 of 13

1	NAME OF REPORTING PERSON Ornate Beam Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

(1)	Represents Class A ordinary shares held of record by DiDi Sunshine Investments L.P., of which DiDi Sunshine GP Limited is the general partner. Ornate Beam Limited is wholly owned by Cheering Venture Global Limited and is the sole shareholder of DiDi Sunshine GP Limited.

As shown from the percentage of class, Ornate Beam Limited has ceased to be the beneficial owner of more than five percent of the referenced class of securities.

CUSIP No. 137586103	SCHEDULE 13G	Page 5 of 13

1	NAME OF REPORTING PERSON DiDi Sunshine GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

(1)	Represents Class A ordinary shares held of record by DiDi Sunshine Investments L.P., of which DiDi Sunshine GP Limited is the general partner.

As shown from the percentage of class, DiDi Sunshine GP Limited has ceased to be the beneficial owner of more than five percent of the referenced class of securities.

CUSIP No. 137586103	SCHEDULE 13G	Page 6 of 13

1	NAME OF REPORTING PERSON DiDi Sunshine Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

(1)	Represents Class A ordinary shares held of record by DiDi Sunshine Investments L.P.

As shown from the percentage of class, DiDi Sunshine Investments L.P. has ceased to be the beneficial owner of more than five percent of the referenced class of securities.

CUSIP No. 137586103	SCHEDULE 13G	Page 7 of 13

Item 1.	(a) Name of Issuer:

Cango Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China

Item 2.	(a) Name of Person Filing:

DiDi Global Inc. (“DiDi”), with respect to the Class A ordinary shares (as defined below) held of record by Links Advance Holdings Limited (“Links Advance”) and with respect to the Class A ordinary shares held of record by DiDi Sunshine (as defined below).

Cheering Venture Global Limited (“Cheering Venture”), with respect to the Class A ordinary shares held of record by Links Advance, as sole shareholder of Links Advance and with respect to the Class A ordinary shares held of record by DiDi Sunshine, as the sole shareholder of Ornate Beam (as defined below).

Ornate Beam Limited (“Ornate Beam”), as sole shareholder of DiDi Sunshine GP (as defined below), which in turn is the general partner of DiDi Sunshine, with respect to the Class A ordinary shares held of record by DiDi Sunshine.

DiDi Sunshine GP Limited (“DiDi Sunshine GP”), which is the general partner of DiDi Sunshine (as defined below), with respect to the Class A ordinary shares held of record by DiDi Sunshine.

DiDi Sunshine Investments L.P. (“DiDi Sunshine”), with respect to the Class A ordinary shares held of record by it.

(b) Address of Principal Business Office, or if none, Residence:

DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing, Haidian District, Beijing, People’s Republic of China.

(c) Citizenship:

DiDi: Cayman Islands Cheering Venture: British Virgin Islands Ornate Beam: British Virgin Islands DiDi Sunshine GP: Cayman Islands DiDi Sunshine: Cayman Islands

(d) Title of Class of Securities:

Title of Class of Securities: Class A ordinary shares, $0.0001 par value per share (“Class A ordinary shares”). The Class A ordinary shares trade on the New York Stock Exchange in the form of American Depositary Shares. None of the reporting persons holds American Depositary Shares representing Class A ordinary shares.

(e) CUSIP No.

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 137586103 has been assigned to the American Depositary Shares of the Issuer.

CUSIP No. 137586103	SCHEDULE 13G	Page 8 of 13

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 137586103	SCHEDULE 13G	Page 9 of 13

Item 4.	Ownership.

The percentages of outstanding shares of the Issuer reported herein are based on the 4,740,480 Class A ordinary shares as reflected in the register of members of the Issuer as of September 30, 2024.

DiDi

(a) (b) (c)	Amount beneficially owned: 4,740,480 Percent of class: 3.27% Number of shares as to which such person has:
(i) (ii) (iii) (iv)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 4,740,480

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 4,740,480

DiDi does not directly own any Class A ordinary shares. DiDi, as sole shareholder of Cheering Venture, which is the sole shareholder of Links Advance, has the power to vote and the power to dispose of the Class A ordinary shares beneficially owned by Links Advance. By reasons of the provisions of Rule 13d-3 of the Act, DiDi may be deemed to beneficially own the Class A ordinary shares held of record by Links Advance. DiDi disclaims beneficial ownership of such shares.

DiDi is the sole shareholder of Cheering Venture, which is the sole shareholder of Ornate Beam, which is the sole shareholder of DiDi Sunshine GP, the general partner of DiDi Sunshine. By reasons of the provisions of Rule 13d-3 of the Act, DiDi may be deemed to beneficially own the Class A ordinary shares held of record by DiDi Sunshine. DiDi disclaims beneficial ownership of such shares, which as shown below, is 0.

Cheering Venture

(a) (b) (c)	Amount beneficially owned: 4,740,480 Percent of class: 3.27% Number of shares as to which such person has:
(i) (ii) (iii) (iv)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 4,740,480

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 4,740,480

Cheering Venture, as sole shareholder of Links Advance, has the power to vote (which it shares with DiDi) and the power to dispose of (which it shares with DiDi) the Class A ordinary shares beneficially owned by Links Advance. By reasons of the provisions of Rule 13d-3 of the Act, Cheering Venture may be deemed to beneficially own the Class A ordinary shares held of record by Links Advance. Cheering Venture disclaims beneficial ownership of such shares.

Cheering Venture is the sole shareholder of Ornate Beam, which is the sole shareholder of DiDi Sunshine GP, the general partner of DiDi Sunshine. By reasons of the provisions of Rule 13d-3 of the Act, Cheering Venture may be deemed to beneficially own the Class A ordinary shares held of record by DiDi Sunshine. Cheering Venture disclaims beneficial ownership of such shares, which as shown below, is 0.

CUSIP No. 137586103	SCHEDULE 13G	Page 10 of 13

Ornate Beam

(a) (b) (c)	Amount beneficially owned: 0 Percent of class: 0% Number of shares as to which such person has:
(i) (ii) (iii) (iv)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 0

Ornate Beam is the sole shareholder of DiDi Sunshine GP, the general partner of DiDi Sunshine and is wholly owned by Cheering Venture. By reasons of the provisions of Rule 13d-3 of the Act, Ornate Beam may be deemed to beneficially own the Class A ordinary shares held of record by DiDi Sunshine. Ornate Beam disclaims beneficial ownership of such shares, which as shown below, is 0.

DiDi Sunshine GP

(a) (b) (c)	Amount beneficially owned: 0 Percent of class: 0% Number of shares as to which such person has:
(i) (ii) (iii) (iv)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 0

DiDi Sunshine GP is the general partner of DiDi Sunshine. By reasons of the provisions of Rule 13d-3 of the Act, DiDi Sunshine GP may be deemed to beneficially own the Class A ordinary shares held of record by DiDi Sunshine. DiDi Sunshine GP disclaims beneficial ownership of such shares, which as shown below, is 0.

DiDi Sunshine

(a) (b) (c)	Amount beneficially owned: 0 Percent of class: 0% Number of shares as to which such person has:
(i) (ii) (iii) (iv)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. 137586103	SCHEDULE 13G	Page 11 of 13

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No. 137586103	SCHEDULE 13G	Page 12 of 13

EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement*

__________

*	Incorporated herein by reference to the Joint Filing Agreement by DiDi Global Inc., Cheering Venture Global Limited, Ornate Beam Limited, DiDi Sunshine GP Limited, DiDi Sunshine Investments L.P. dated as of December 30, 2019, which was previously filed with the Commission as Exhibit 99.1 to Schedule 13G filed by DiDi Global Inc., Cheering Venture Global Limited, Ornate Beam Limited, DiDi Sunshine GP Limited, DiDi Sunshine Investments L.P. on February 13, 2020 with respect to the Class A ordinary shares of Cango Inc.

CUSIP No. 137586103	SCHEDULE 13G	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

DiDi Global Inc.

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director

Cheering Venture Global Limited

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director

Ornate Beam Limited

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director

DiDi Sunshine GP Limited

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director

DiDi Sunshine Investments L.P.

By:	its general partner, DiDi Sunshine GP Limited

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director